February 8, 2008

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:     Healthy Fast Food, Inc.
        Amendment No. 3 to Registration Statement on Form S-1
    File No. 333-145360

Dear Ms. McManus:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 3 to the registration statement on Form S-1 is being filed.

On November 6, 2007, the Staff had advised the Company that it had no further comments on the filing.  However, due to market conditions, the Company did not request effectiveness of the registration statement.

The underwriter and the Company have now agreed to new offering terms.  The offering has been reduced in size to 1,000,000 units to be priced between $5.00 and $6.00 per unit.  Each unit will now consist of one share of common stock, one redeemable Class A Warrant, and two non-redeemable Class B Warrants.  The Class A Warrants will be exercisable at 100% of the public offering price of the Units and the Class B Warrants will be exercisable at 200% of the public offering price of the Units.

Please note that the Company has included audited financial statements for the fiscal year ended December 31, 2007.  These financial statements were audited by a different firm.  The disclosure required by Item 304 of Regulation S-B is included in the prospectus and the letter from the former auditors is filed as Exhibit 16.1 to the registration statement.  In addition, consents from both auditing firms are filed as Exhibits 23.2 and 23.3 to the registration statement.

Lastly, the Company has signed an extension agreement with EVOS USA, Inc. that affects the upcoming May 31, 2008 development deadline.  This has been disclosed throughout the prospectus and a copy of the agreement is filed as Exhibit 10.13.

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
February 8, 2008

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP